ZANN Corp.

1549 N. Leroy St.

Suite D-200

Fenton, Michigan 48430


Date:       August  10,  2004

Subject:    Acquisition  of  Blue  Kiwi  Inc. ("Blue Kiwi").

Background: Blue Kiwi has been a strategic partner of ZANN Corp. (f/k/a/ ATNG Inc.) since November of 2003. The technology (HBB1 - Human Bloodborne Bacterium
1) was developed in the center of expertise at Pathobiotek Inc. since 1993. The nutritional supplement application was developed over a 12 year period and the trade secrets and formulae became the property of Nutratek Inc. in 2002 and Nutratek Inc. changed its name to Blue Kiwi Inc. in November 2003. It was decided that Blue Kiwi Inc. would be acquired by ZANN Corp soon after the "Involuntary Petition" was settled and Blue Kiwi was audited in 2004.

Terms and Conditions: ZANN Corp shall pay the sole shareholder of Blue Kiwi up to 10 percent of ZANN Corp's gross profit on a monthly basis until $5,000,000.00 is paid in full. Dr. Robert C. Simpson is the sole shareholder of Blue Kiwi. The sales projections are such that, if achieved, Dr. Simpson will be paid in full in less than 5 years.

Notwithstanding anything contained herein to the contrary, ZANN Corp.'s obligation to pay $5,000,000.00 to Dr. Simpson in connection with the acquisition of Blue Kiwi is expressly conditioned upon ZANN Corp. generating profit. In the absence of profits, ZANN Corp.'s obligation to pay $5,000,000.00 to Dr. Simpson is without effect.

No interest shall be charged since the products must perform to earn the price of the company and its technology. The intent of this contractual structure is to minimize financial load on ZANN Corp. and maximize the performance of Blue Kiwi products.

We  agree:  to  the  Intent,  Terms  and  conditions  stated  herein:


___________________________                     _____________________________
Robert  C.  Simpson,  Ph.D.                     George  M.  Singer

Chairman  -  CEO,  ZANN Corp.                   President - CEO, Blue Kiwi
Inc.


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